Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Confirmation of Publication Date for Q4 and 2013 Results and Dial-In Details for Management Conference Calls

March 21, 2014:  Caledonia Mining Corporation (“Caledonia”) will publish its operating and financial results for the quarter and the year ended December 31, 2013 on March 31, 2014.

Caledonia’s management team will host two conference calls on March 31, 2014:  the first call will be held at 10am British Summer Time and a second conference call will be held at 9am Eastern Daylight Time.

In addition to the usual audio facility, participants will be able to follow the results presentation by logging into the URL shown below.  Note that the URL details are specific to each call.

Details for the UK Call at 1000 (BST) March 31, 2014
UK toll-free	08082370030
UK toll-paid	02031394830
Participant code (to access the basic audio service)	14234818#
Participant URL to access the on-line presentation for the UK call	https://arkadin-event.webex.com/arkadin-event/onstage/g.php?t=a&d=708849828
Participant logon and pincode to access the on-line presentation for the UK call	646887

Details for the North American Call at 0900 (EDT) March 31, 2014
North American toll-free number	1 866 928 7517
North American toll-paid number	1 718 873 9077
Participant code (to access the basic audio service)	97970590#
Participant URL to access on-line presentation for the North American call	https://arkadin-event.webex.com/arkadin-event/onstage/g.php?t=a&d=705330185
Participant logon and pincode to access the on-line presentation for the North American call	646895

Dial-in numbers for other jurisdictions can be found at the following link: http://wpc.1726.planetstream.net/001726/FEL_Events_International_Access_List.pdf

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blythe Weigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3200	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751